Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Newell Brands Inc. (formerly Newell Rubbermaid Inc.) for the registration of debt securities, preferred stock, common stock, rights, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our report dated February 29, 2016, with respect to the consolidated financial statements as of December 31, 2015 and for the years ended December 31, 2015 and 2014 and schedule for the years ended December 31, 2015 and 2014 of Newell Brands Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

March 31, 2017